China Bottles Inc.
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

May 30, 2008

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
China Bottles Inc. (f/k/a Hutton Holdings Corporation) (the “Company”)
Form 10-QSB for Fiscal Quarter Ended September 30, 2007 (the “Form 10-QSB”)
Form 8-K/A Filed on November 7, 2007 (the “Form 8-K/A”)
File No. 0-51724

Dear Mr. Decker:

We transmit herewith for filing with the Securities and Exchange Commission, one complete electronic version of the Company’s Form 10-QSB/A for its fiscal quarter ended September 30, 2007 (the “Revised Form 10-QSB”) and the Company’s Form 8-K/A dated August 27, 2007 (the “Revised Form 8-K/A”).

The Revised Form 10-QSB and the Revised Form 8-K/A each respond to the comments set forth in the Staff’s Letter dated March 12, 2008 (the “Staff’s Letter”). In order to facilitate your review of the Revised Form 10-QSB and the Revised Form 8-K/A, we have responded to each of the comments set forth in the Staff’s Letter on a point by point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the Revised Form 10-QB or the Revised Form 8-K/A, as applicable, as filed with the Commission.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

General

1.
It appears that you are no longer a shell company as a result of consummating the Agreement for Share Exchange with China Valley Development Limited (CVDL) on August 27, 2007. If so, please file an Item 5.06 Form 8-K to indicate that your shell company status has changed. In this regard, we note that CVDL acquired Guozhu Holdings Limited (Guozhu) on August 16, 2007 and that Guozhu appears to be CVDL's predecessor with significant operations.

Response:

The Company respectfully disagrees with the characterization of Hutton Holdings Corporation as a shell company prior to the date of the share exchange (the “Share Exchange”) with China Valley Development Limited (“CVDL”). Prior to the date of the Share Exchange, Hutton Holdings Corporation had more than nominal assets other than cash and cash equivalents.

Financial Statements

General

2.
We note that CVDL is deemed to be the accounting acquirer in Hutton Holdings Carp's August 27, 2007 Agreement for Share Exchange and as such CVDL's historical financial statements have been reflected as the registrant's historical financial statements in the Form 10-Q for the nine months ended September 30, 2007. We further note that on August 24, 2007, CVDL acquired 100% of the equity interest in Guozhu. Given Guozhu's substantial operations, it appears that Guozhu is the predecessor to CVDL. We therefore remind you that when you file your audited financial statements in your Form 10K for the year ended December 31, 2007 you are also required to file audited interim financial information of Guozhu prior to its acquisition by CVDL such that there is no lapse in audited periods.

Response:

The Company respectfully disagrees with the Staff’s statement that the Company is required to file audited and interim financial information of Guozhu prior to its acquisition by CVDL for the following reason.

CVDL was a development stage company as of June 30, 2007. On August 24, 2007, CVDL acquired 100% of the equity interest of Guozhu Holdings. This acquisition was accounted for as a reverse merger as Guozhu Holdings was a holding company with substantive operations.

Prior to the business combination involving CVDL and Guozhu, Guozhu Holdings acquired three subsidiaries. These three subsidiaries - Guozhu Plastic, Excellent Frame (Guozhu Equipment), and Guozhu Mold were acquired by Guozhu Holdings in 2007 (prior to the CVDL merger) and were accounted for using the purchase method of accounting. Guozhu Holdings acquired these three subsidiaries in separate transactions. The controlling ownership of Guozhu did not change when these subsidiaries were acquired.

On August 27, 2008 Hutton Holdings acquired CVDL. This acquisition was accounted for using reverse merger accounting. The financial statements of the issuer are now the historical financial statements of CVDL which, in turn, are the historical financial statements of Guozhu Holdings. The historical financial statements of Guozhu contain the activities (operations) of the three above subsidiaries from the date that the subsidiaries ere acquired by Guozhu.

Consolidated Balance Sheet, page 3

3.
Your balance sheet shows an amount due from a director for $1.2 million. Please tell us when this loan was made and what consideration you gave to Section 402(a) of Sarbanes-Oxley Act which prohibits most personal loans to officers and directors.

Response:

The amount due from a director was eliminated in our Form 10-KSB for the year ended December 31, 2007.

Statements of Comprehensive Income, page 4

4.	Please disclose the components of "other income" in your statement of comprehensive income for the three and nine months ended September 30, 2007.

Response:

The Company has revised its Statement of Comprehensive Income on page 4 of the Revised Form 10-QSB to include a breakdown of its income.

Statement of Cash Flows, page 5

5.
Please revise your earnings per share to retroactively reflect the recapitalized structure of CVDL. In this regard, we believe that the equity of Hutton Holdings Corp prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 29,750,000 common shares and 5,000,000 preferred shares received by CVDL in the merger. Please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the August 2007 recapitalization in a manner similar to a stock split.

Response:

Before its Share Exchange with CVDL, Hutton Holdings Corporation had a total of 25,521,000 shares of comon stock outstanding. Hutton Holdings Corporation issued a total of 29,750,000 shares of common stock and 5,000,000 shares of convertibles preferred stock as consideration in the Share Exchange. Concurrently with the Share Exchange, Hutton Holdings Corporation cancelled a total of 5,271,000 shares of its common stock. Immediately following the Share Exchange, Hutton Holdings Corporation had a total of 50,000,000 shares of common stock and 5,000,000 shares of convertible preferred stock outstanding. The number of shares of common stock and preferred stock outstanding in the Form 10-QSB for the quarter ended September 30, 2007 retrospectively restated the number of shares outstanding (50,000,000 shares of common stock and 5,000,000 shares of preferred stock) as if the recapitalization occurred at the beginning of the reporting period.

Note 2 - Principles of Consolidating and Business Combinations, page 6

6.
Please revise your statement of cash flows to include changes in your "amount due from a director, amount due to director, and amount due to a related party" in cash flows from financing activities instead of cash flows from operating activities in accordance with paragraph 18 of SFAS 95.

Response:

The Company has made the requested revisions to its Statement of Cash Flows on page 5 of the Revised Form 10-QSB.

7.
Your statement of cash flows indicates that the effect of foreign exchange rate changes was $774,974. Please tell us how you determined that the effect of exchange rate changes on cash balances held in foreign currencies is equal to your "gain on foreign exchange translation." Foreign exchange translation results from the process of translating your financial statements into the reporting currency, whereas the effects of exchange rate changes on cash relates specifically to the effects on cash balances held in foreign currencies. Refer to paragraph 25 of SFAS 95 and paragraph 13 of SFAS 52.

Response:

The $774,974 reported on the statement of cash flows as “Effect of foreign exchange rates” was incorrect. The Company has corrected its Statement of Cash Flows on page 5 of the Revised Form 10-QSB.

Business Combinations and Acquisitions, page 6

8.
It is unclear whether the reverse acquisition is properly reflected in your stockholders' equity. Please confirm that your accounting comports with the following bullet points and revise your stockholders' equity and note 2 to clearly reflect the appropriate accounting:

•
Prior to the date of the reverse acquisition the historical financial statements are required to be those of CVDL (the accounting acquirer) and should only include the historical results and operations of CVDL;

•
The historical financial statements (CVDL) are required to reflect the shares issued by Hutton Holding Corp "to acquire" CVDL as outstanding for all periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes.

•
The historical financial statements (CVDL) are required to reflect the reverse acquisition of Hutton Holdings Corp (the accounting acquiree) on the acquisition date. We believe that the acquisition date is the date on which Hutton Holdings Corp issued its shares to CVDL. On the acquisition date, Hutton Holdings Corp's outstanding shares should be reflected as being issued by CVDL to acquire Hutton Holdings Corp. Since Hutton Holdings Corp had limited assets and operations, it appears to us that the shares issued to acquire Hutton Holdings Corp should be recorded at Hutton Holdings Corp's net book value.

•
Subsequent to the date of the reverse acquisition the historical financial statements are required to be those of CVDL (the accounting acquirer) and Hutton Holdings Corp (the accounting acquiree) on a consolidated basis.

Response:

The Company confirms that its accounting reflects the following:

(i) Prior to the date of the Share Exchange, the historical financial statements required to be included are those of CVDL and only the historical results and operations of CVDL have been included.

(ii) The Company has reflected the number of shares issued in the Share Exchange as if it was a stock split. Since there were 50,000,000 shares of common stock outstanding upon the completion of the Share Exchange and we retrospectively recapitalized the number of shares as if the transaction occurred at the beginning of the reporting period, the weighted average number of shares of common stock outstanding was 50,000,000.

(iii) The Company agrees that the acquisition date is the date on which Hutton Holdings Corporation issued its shares to CVDL. On the acquisition date, Hutton Holding’s outstanding shares are reflected as being issued by CVDL to acquire Hutton Holdings. There was a recapitalization of the equity of Hutton Holdings to reflect the continuation of CVDL as the surviving entity.

(iv) Subsequent to the date of the Share Exchange, the Company has presented the historical financial statements of CVDL and Hutton Holdings on a consolidated basis under reverse merger accounting.

9.	Expand your disclosures to more fully discuss CVDL's August 16, 2007 acquisition of Guozhu. Ensure those disclosures include the information required by paragraph 58 of SFAS 141.

Response:

The requested disclosures have been added on page 6 of the Revised Form 10-QSB.

Note 3 - Summary of Significant Accounting Policies, page 6

(1) Earnings Per Share, page 8

10.
You indicate that as of September 30, 2007 the Series A Convertible Preferred Stock were not considered as dilutive in nature as of September 30, 2007. Please more fully explain this statement in light of the fact that you had net income for the three and nine months ended September 30, 2007 or revise your diluted earnings per share computations accordingly.

Response:

The Series A Convertible Preferred Stock could not be converted into common stock until the Company increased its authorized common stock. This increase in the Company’s authorized common stock did not occur until April 3, 2008. Accordingly, the Company does not believe that the Series A Convertible Preferred Stock should be considered dilutive to its net income for the periods ended September 30, 2007.

Note 15 - Preferred Stock, page 11

11.
Please disclose the terms of the convertible preferred stock including but not limited to dividend rate, voting rights, liquidation preference, redemption provisions, conversion features and conversion restrictions, as applicable. Please discuss what consideration you gave to EITF 98-5 regarding the conversion feature of your convertible preferred stock.

Response:

The requested disclosure of the terms of our Series A Convertible Preferred Stock has been made on page 11 of the Revised Form 10-QSB.

Form 8-K/A Filed on November 7, 2007

General

12.
We note that CVDL was considered to be a development stage company as of June 30, 2007. We further note that on August 24, 2007, CVDL acquired 100% of the equity interest Guozhu, a holding company with substantive operations. As such, it appears that Guozhu is the predecessor to CVDL. We also note that Hutton Holding Corporation's August 27, 2007 acquisition of CVDL has been reflected as a reverse acquisition, with the CVDL's historical financial statements reflected as the accounting acquirer. Given Guozhu's status of predecessor to CVDL, it appears that you must provide audited and interim financial statements for Guozhu in the form and content and for the periods required by Rule 8-01 of Regulation S-X as well as the related Management's Discussion and Analysis as required by Item 303 of Regulation S-K. Refer to Item 1-02(f) of Form 8-K and ensure that you provide all the information that would be required if the CVDL was filing a general form for registration of securities on Form 10 under the Exchange Act.

Response:

The Company respectfully disagrees with the staff’s statement that the Company is required to file audited and interim financial statements for Guozhu, the related Management’s Discussion and Analysis and the other information that would be required if CVDL was filing a Form 10 registration for the reasons set forth in our response to Comment 2 above.

Unaudited Pro Forma Combined Financial Statements, page F-15
Unaudited Pro Forma Combined Consolidated Balance Sheet December 31, 2006, page F-16

13.
Please remove your pro forma balance sheet as of December 31, 2006 as you should only provide a balance sheet as of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01. Refer to Rule 11-02(c)(1) of Regulation S-X.

Response:

We have reused our Revised Form 8-K/A to remove the pro forma balance sheet as of December 31, 2006.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2006, page F-17

14.
Please revise your statement of operations to include historical basic and diluted per share information and pro forma basic and diluted per share data on the face of the pro forma statement of operations for all periods presented. Please also present the number of shares used to compute per share data. See 11.02(b)(7) of Regulation S-X.

Response:

We have made the requested revisions on page F-16 and F-18 of our Revised Form 8-K/A.

Number of outstanding share calculation:

	December 30, 2006	June 30, 2007

HTTH number of shares outstanding at the beginning of the period	25,521,000	25,521,000
Shares issued for Citysky merger, retrospectively adjusted to beginning of the period	29,750,000	29,750,000
Shares cancelled by majority shareholder in associated with the merger, retrospectively adjusted to beginning of the period	(5,271,000)	(5,271,000)
Pro forma number of shares outstanding as the beginning of the period	50,000,000	50,000,000

There has been no dilutive securities issued out in associated with the Share Exchange. Preferred stock issued in associated with the Share Exchange was not dilutive in nature at the time of the completion of Share Exchange. Please refer to response to Comment 10 above.

Note 1 - Basis of Presentation, page F-20

15.	Please revise your pro forma financial information to include the historical financial information of Guozhu, the predecessor of CVDL.

Response:

The Company respectfully disagrees with the Staff’s statement that the Company is required to revise its pro forma financial information to include the historical financial information of Guozhu for the reasons set forth in our response to Comment 2 above.

Note 3 - Consolidating Entries, page F-20

16.
Your consolidating entries should be referenced to footnotes which clearly explain the assumptions involved. Your current explanations do not explain clearly what the pro forma adjustments mean and how they are calculated. Please revise your notes to clearly explain the components of each entry and how these amounts were calculated. Please revise your notes to reflect gross amounts instead of net amounts within a specific line item. An investor should be able to clearly determine how your adjustments were calculated and what each adjustment represents. For example, please more fully explain the pro forma adjustments 4 and 5. Separately disclose and discuss each item identified in pro forma adjustment 4. Also provide a footnote discussion for the $496.9 million accumulated deficit adjustment you have labeled pro forma adjustment 5.

Response:

We have made the requested revisions and expansions of our footnote discussions on page F-20 of the Revised Form 8-K/A.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA BOTTLES INC.

By:	/s/ Chong Hui Zhao
Chong Hui Zhao Chief Executive Officer

cc:	Ernest Greene